EXHIBIT 4.14
FIRST INTERSTATE BANCSYSTEM, INC.
2006 EQUITY COMPENSATION PLAN
SECTION 1
ESTABLISHMENT AND PURPOSES
     1.1 Establishment. First Interstate BancSystem, Inc., a Montana corporation (“FIBS”), maintains various equity compensation plans for the benefit of certain of its Directors, Officers and Employees, as defined below (collectively, “Key Personnel”). In adopting this FIRST INTERSTATE BANCSYSTEM, INC. 2006 EQUITY COMPENSATION PLAN (the “Plan”), FIBS (i) consolidates into one (1) plan the benefits available under the following existing equity compensation plans: (A) the First Interstate BancSystem, Inc. 2001 Stock Option Plan; (B) the First Interstate BancSystem, Inc. 2004 Restricted Stock Benefit Plan; (C) the Director Stock Compensation Plan; and (D) the Officer Stock Benefit Plan, and (ii) provides additional benefits as set forth in the Plan.
     1.2 Purpose. FIBS adopts the Plan to (i) establish incentives designed to recognize, reward, and retain Key Personnel who contribute to the success of the “Company” (defined below), (ii) promote increased ownership of “Common Stock” (defined below) among Key Personnel, (iii) stimulate Key Personnel to take a more active interest in the development and financial success of the Company, and (iv) encourage Key Personnel to identify with shareholders of FIBS through Common Stock ownership.
SECTION 2
DEFINITIONS
     The following terms shall have the following meanings when used in this Plan:
     2.1 Benefit. The term “Benefit” means any one (1) or more of the following equity compensation benefits available hereunder: “Stock Option Benefit” (defined below), “Restricted Stock Benefit” (defined below), “Director Stock Benefit” (defined below), or “Officer Stock Benefit” (defined below).
     2.2 Board. The term “Board” means the board of directors of FIBS.
     2.3 Change of Control. The term “Change of Control” is defined in Section 7.5.
     2.4 Code. The term “Code” means the Internal Revenue Code of 1986, as amended.
     2.5 Committee. The term “Committee” means the compensation committee of the Board, or any other committee that the Board authorizes to administer the Plan in whole or in part.
     2.6 Common Stock. The term “Common Stock” means common stock of FIBS.
     2.7 Company. The term “Company” means FIBS and all of its Subsidiaries.
     2.8 Determination Date. The term “Determination Date” is defined in Section 2.14.

     2.9 Director. The term “Director” means a member of the Board, or a member of any board of directors of a Subsidiary.
     2.10 Director Stock Benefit. The term “Director Stock Benefit” means the Benefit available under Section 5.
     2.11 Dissolution or Dissolved. The terms “Dissolution” or “Dissolved” mean the dissolution or liquidation of FIBS.
     2.12 Employee. The term “Employee” means any person that the Company employs who receives a regular salary from the Company in respect of such person’s services.
     2.13 Exchange Act. The term “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     2.14 Fair Market Value. The term “Fair Market Value” means the value of Common Stock determined on the date that the Board awards the Benefit in accordance with Section 3.3 (the “Determination Date”) as follows:
(a)	Listed on Established Stock Exchange. If the Common Stock is listed on any established stock exchange or a national market system, then the Fair Market Value of the Common Stock shall equal the closing sales price for the stock (or the closing bid if no sales were reported) as quoted on such exchange or system for the last market trading day preceding the Determination Date, as reported in The Wall Street Journal, or such other source as the Board deems reliable;

(b)	Quoted by Recognized Automated Quotation System. If the price of the Common Stock is quoted by a recognized automated quotation system, then the Fair Market Value of the Common Stock shall be the mean between the high and low bid quotations for the Common Stock on the last market trading day preceding the Determination Date; or

(c)	All Other Instances. In the absence of an established market for the Common Stock, its Fair Market Value shall be determined in good faith by the Board which may, in its sole discretion, utilize an independent third party to assist with the determination of the Fair Market Value of the Common Stock, which may take the form of a periodic appraisal of the Fair Market Value of a share of Common Stock valued as a minority interest. The appraisal which precedes, and is dated most closely to, the Determination Date shall be used to determine the Fair Market Value of the Common Stock.
     2.15 FIBS. The term “FIBS” is defined in Section 1.1.
     2.16 Key Personnel. The term “Key Personnel” is defined in Section 1.1.
     2.17 Officer. The term “Officer” means any officer of the Company.
     2.18 Officer Stock Benefit. The term “Officer Stock Benefit” means the Benefit available under Section 6.
     2.19 Participant. The term “Participant” means any person who is designated by the Board to receive one (1) or more Benefits under this Plan.

     2.20 Plan. The term “Plan” is defined in Section 1.1.
     2.21 Regulations. The term “Regulations” means the Treasury Regulations, as amended from time to time, promulgated under the Code.
     2.22 Restricted Stock Benefit. The term “Restricted Stock Benefit” means the Benefit available under Section 7.
     2.23 Stock Option. The term “Stock Option” means an option for the purchase of Common Stock granted under a Stock Option Benefit.
     2.24 Stock Option Benefit. The term “Stock Option Benefit” means a Benefit available under Section 8.
     2.25 Subsidiary. The term “Subsidiary” means any now existing or hereafter organized or acquired corporation, partnership, limited liability company or other entity, more than fifty percent (50%) of the issued and outstanding ownership interest in which is owned or controlled directly or indirectly by the Company.
     2.26 Other Definitions. Certain other terms are defined by the context in which they appear in the Plan for the first time. Such terms shall have the same meaning where they appear in the Plan.
SECTION 3
ADMINISTRATION
     3.1 Authority. The Board shall have primary authority to administer the Plan, which authority shall include, but not be limited to, (i) interpreting the Plan, (ii) amending the Plan, (iii) taking action on behalf of or pursuant to the Plan, (iv) adopting policies and procedures for the implementation of the Plan, (v) determining from time to time which, if any, of the Benefits shall be made available and awarded under the Plan, and establishing the specific terms and conditions of such Benefits, (vi) providing conditions and assurances deemed necessary or advisable to protect the interests of the Company and/or the Plan, and (vii) making all other determinations and taking all other actions necessary or advisable for the administration of the Plan. The Board’s actions, determinations and interpretations shall be final, binding and conclusive for all purposes and upon all persons. The Board may not exercise its authority hereunder in any manner inconsistent with the purposes, terms and conditions herein set forth.
     3.2 Delegation to Committee. The Board may delegate all or any portion of administration of the Plan to the Committee. If administration is totally delegated to the Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board (and references in this Plan to the Board shall thereafter be to the Committee, as applicable), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board, and subject to the provisions of Section 3.4(a). The Board may terminate all or any portion of the Committee’s authority under the Plan at any time and revest the Board with all or any portion of the administration of the Plan.
     3.3 Administrative Authority of CEO. The Board may delegate all or any portion of the administration of the Plan to the Company’s Chief Executive Officer, but only with respect to Benefits to Participants who are neither (i) subject to Section 16 of the Exchange Act, nor (ii) “covered employees” within the meaning of Section 162(m) of the Code.

     3.4 Establishment and Award of Benefits. Benefits under this Plan shall be established and awarded as follows:
(a)	Approving Authority. The Board has authority to establish and award all Benefits under this Plan. If the Board has delegated to the Committee authority to establish and award Benefits under this Plan and if the Committee is comprised solely of two (2) or more members (i) all of whom are “Non-Employee Directors” within the meaning of Rule 16b-3 (or any successor rule) promulgated under the Exchange Act, and (ii) “outside directors” within the meaning of Section 1.162-27(e)(3) of the Regulations, then the Committee may establish and award a Benefit. If the Committee is not so comprised, then the Committee may recommend to the Board approval of the award of a Benefit, but the Board must approve the award of such Benefit.

(b)	Terms and Conditions of Benefits. The material terms and conditions, if any, of each proposed Benefit shall be established by the Board and/or Committee, as applicable, which terms and conditions include, but are not limited to, (i) the number of shares of Common Stock to be issued or optioned, (ii) the Fair Market Value of such shares, (iii) the Participants eligible for the Benefit, (iv) the vesting schedule, if any, (v) the option period, if any, and (vi) the restrictions on the Benefit, if any.
     3.5 Indemnification. FIBS shall indemnify and hold harmless each person who is or was a member of the Committee or the Board against and from (i) any loss, cost, liability, or expense that may be imposed upon, or reasonably incurred by such person, in connection with or resulting from any claim, action, suit, or proceeding to which such person may be a party, or in which such person may be involved, by reason of any action taken or failure to act under the Plan, and (ii) all amounts paid by such person in settlement thereof, with the approval of FIBS, or paid by such person in satisfaction of judgment in any such action, suit, or proceeding against such person, provided such person shall give FIBS an opportunity, at its own expense, to handle and defend the action, suit, or proceeding before such person undertakes to handle and defend it on such person’s own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the articles of incorporation or bylaws of FIBS, as a matter of law, or otherwise, or any power that FIBS may have to indemnify them or hold them harmless.
SECTION 4
COMMON STOCK SUBJECT TO PLAN & STOCK RESTRICTIONS
     4.1 Reserved Stock. The initial number of shares of Common Stock to be reserved for the purpose of granting Benefits under this Plan shall be 750,000.
     4.2 Changes in Common Stock. If FIBS shall at any time change the number of issued shares of Common Stock without new consideration to FIBS (such as by stock dividend or stock split), then the total number of shares of Common Stock reserved for issuance under this Plan, and the number of shares covered by an outstanding Restricted Stock Benefit or Stock Option Benefit shall be equitably adjusted and the aggregate consideration payable to FIBS in respect of either Benefit, if any, shall not be changed.
     4.3 No Fractional Shares. FIBS shall not issue fractional shares in connection with the award of any Benefit or the issuance of any Common Stock hereunder.

     4.4 Retained Shares. Any Common Stock retained by FIBS pursuant to a Participant’s tax withholding election made in connection with a Benefit under this Plan shall continue to be included in the Common Stock available for Benefits under this Plan.
     4.5 Stock Legend. All certificates of Common Stock issued under this Plan shall contain a legend reciting (i) the restrictions on the sale, transfer or encumbrance of the Common Stock under applicable federal and state securities laws and under this Plan, and (ii) a statement that the Common Stock is subject to the then applicable Shareholder’s Agreement of FIBS.
SECTION 5
DIRECTOR STOCK BENEFIT
     5.1 Participant. For purposes of this Section 5, the term “Participant” shall mean a current member of the Board whom the Board, in its sole discretion, designates from time to time to receive a Director Stock Benefit hereunder. The Board shall consider factors it deems pertinent in selecting Participants.
     5.2 Director Stock Benefit. A Director Stock Benefit is an award of Common Stock to a Participant in respect of services rendered or to be rendered to the Company as a Director, which award may be subject to whatever amounts, terms and conditions as the Board, in its sole discretion, establishes from time to time.
SECTION 6
OFFICER STOCK BENEFIT
     6.1 Participant. For purposes of this Section 6, the term “Participant” shall mean an Officer whom the Board, in its sole discretion, designates from time to time to receive an Officer Stock Benefit hereunder. The Board shall consider factors it deems pertinent in selecting Participants.
     6.2 Officer Stock Benefit. An Officer Stock Benefit is an award of Common Stock to a Participant in respect of services rendered or to be rendered to the Company as an Officer, which award may be subject to whatever amounts, terms and conditions as the Board, in its sole discretion, establishes from time to time.

SECTION 7
RESTRICTED STOCK BENEFIT
     7.1 Participant. For purposes of this Section 7, the term “Participant” shall mean a Director, Officer or Employee of the Company whom the Board, in its sole discretion, designates from time to time to receive a Restricted Stock Benefit hereunder. The Board shall consider factors it deems pertinent in selecting Participants.
     7.2 Restricted Stock Benefit. A Restricted Stock Benefit is an award of Common Stock to a Participant, without payment therefor, as additional compensation in respect of the Participant’s provision of services, either past or future, to the Company. Each Restricted Stock Benefit shall be made pursuant to a written agreement between FIBS and the Participant.
     7.3 Restrictions. Restricted Stock Benefits shall be in such amounts and subject to such terms and conditions as the Board, in its sole discretion, establishes from time to time, including, without limitation, (i) restrictions on the sale or other disposition of the Common Stock, (ii) restrictions requiring the forfeiture of Common Stock to FIBS upon termination of the Participant’s employment or service with the Company prior to satisfying any prescribed vesting schedule, or (iii) conditions requiring that the Participant earn the Common Stock in whole or in part upon the achievement of performance goals established by the Board over a specified period of time. The Board may require (i) the Participant to deliver to FIBS duly executed stock powers, endorsed in blank, relating to the Common Stock covered by a Restricted Stock Benefit, and/or (ii) that FIBS hold the stock certificates evidencing the Common Stock until the restrictions thereon lapse. The Restricted Stock Benefit shall provide that Participants shall have, with regard to the shares of Common Stock subject to a Restricted Stock Benefit, all of the rights of holders of shares of Common Stock of FIBS including the rights to receive dividends and to vote shares.
     7.4 Award Limit. The value of a Restricted Stock Benefit that may be granted to a Participant under this Plan in any calendar year shall not exceed a Fair Market Value of $1,000,000.00.
     7.5 Dissolution or Change in Control. If FIBS is Dissolved or if FIBS is a party to a merger, reorganization, or consolidation in which FIBS is not the surviving corporation (a “Change in Control”), then every Restricted Stock Benefit outstanding hereunder which has not vested shall vest immediately on the effective date of the Dissolution or Change in Control.
SECTION 8
STOCK OPTION BENEFIT
     8.1 Participant. For purposes of this Section 8, the term “Participant” shall mean a Director, or Employee of the Company whom the Board, in its sole discretion, designates from time to time to receive a Stock Option Benefit hereunder. The Board shall consider factors it deems pertinent in selecting Participants.
     8.2 Stock Option Benefit. A Stock Option Benefit is an award to a Participant of the option to purchase Common Stock that is awarded in respect of the services that the Participant has or will provide to the Company, subject to whatever amounts, terms, restrictions, and conditions as the Board, in its sole discretion, establishes from time to time. Each Stock Option Benefit shall be made pursuant to a written agreement between FIBS and the Participant.
     8.3 Terms and Conditions. The terms and conditions of all Stock Option Benefits shall be adopted from time to time by the Board. A copy of the current terms and conditions, which are subject to amendment, modification and revision, and which are intended as policies in accordance with the provisions thereof, are attached to this Plan as Exhibit A and by this reference incorporated herein.
     8.4 Dissolution, Merger, Consolidation, or Reorganization. If FIBS is Dissolved or if FIBS is subject to a Change in Control, then every Stock Option outstanding hereunder shall terminate on the effective date of the Dissolution or Change in Control, but each Participant shall have the right, within ten (10) calendar days immediately prior to the effective date of such Dissolution or Change in Control, to exercise any unexercised Stock Options whether or not then exercisable or vested, subject to the provisions of this Plan. Notwithstanding the foregoing, all Stock Options shall not become immediately exercisable or vested where the surviving corporation in a Change in Control agrees to issue to each Participant an Option (the “New Option”) to purchase the surviving corporation’s shares on terms and conditions both as to number of shares and otherwise, which will substantially preserve to each Participant the rights and benefits of the Stock Options outstanding hereunder, and in that circumstance, all Participants shall be obligated to accept the New Options in place of the Stock Options outstanding hereunder, which shall terminate. The Board shall have sole and absolute discretion to determine whether the Participants have been offered a New Option which will substantially preserve to the Participant the rights and benefits of the Stock Options outstanding hereunder.
SECTION 9
ADDITIONAL BENEFITS
     The Board may from time to time, in its sole discretion, establish and award additional benefits of any type to Officers, Directors, Employees, or others having a relationship of any kind with the Company. The terms and conditions of any such additional benefits shall, upon adoption, together with all amendments or restatements, be attached to this Plan as Exhibit B, and such terms and conditions are incorporated herein.
SECTION 10
GENERAL TERMS AND CONDITIONS APPLICABLE TO BENEFITS
     10.1 No Effect on Relationship. A Participant’s right, if any, to continue to serve the Company as an Officer, Director, Employee, or otherwise, shall not be enlarged or otherwise affected by his or her designation as a Participant under this Plan, nor shall this Plan in any way interfere with the right of the Company, subject to the terms of any separate employment agreement to the contrary, at any time to terminate the employment or other relationship of a Participant, or to increase or decrease the compensation of a Participant from the rate in existence at the time of the grant of a Benefit hereunder.
     10.2 Withholding. All payments or distributions made pursuant to this Plan shall be net of any amounts required to be withheld pursuant to applicable federal, state and local tax withholding requirements (“Required Withholding”). If FIBS proposes or is required to distribute Common Stock pursuant to this Plan, it may require the recipient to remit to FIBS an amount sufficient to satisfy such Required Withholding before delivery of any certificates for such Common Stock. The Board may, in its discretion, permit a Participant receiving a Benefit to pay all or a portion of the Required

Withholding arising in connection with the receipt or vesting of a Benefit by electing to have FIBS withhold shares of Common Stock having a Fair Market Value equal to the amount designated by the Participant to be withheld.
     10.3 Multiple Benefits. A Participant may receive Benefits under any one (1) or more Sections of this Plan.
     10.4 No Presumption of Future Benefits. The designation of a Participant in any year to receive a Benefit hereunder shall not require the Board to (i) award Benefits to such person in any other year or, (ii) award the same type or amount of Benefits that such Participant has received in prior years.
     10.5 Non-transferability. Unless otherwise provided in writing, a Participant may not transfer a Restricted Stock Benefit or Stock Option Benefit granted hereunder.
     10.6 Shareholder Agreement. A Participant awarded a Benefit under this Plan may not receive Common Stock until such Participant executes the applicable Shareholder’s Agreement then in use by FIBS, restricting the sale, transfer or encumbrance of the Common Stock. A true and correct copy of the current form of FIBS Shareholder Agreement for non-Scott family shareholders is attached hereto as Exhibit C.
     10.7 Other Provisions. Benefits under this Plan may be subject to such other provisions (whether or not applicable to a Benefit granted to any other Participant) as the Board determines appropriate, including without limitation, provisions for (i) accelerating or terminating Benefits, (ii) the forfeiture of Common Stock, (iii) restricting the resale or other disposition of Common Stock, (iv) compliance with federal and state securities laws, or (v) memorializing understandings or conditions as to the Participant’s employment in addition to those specifically provided for under this Plan.
     10.8 Rights of FIBS. The award or existence of any Benefits under this Plan shall not affect in any way the right or power of FIBS or its directors or shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in FIBS’s capital structure or its business, or any merger or consolidation of FIBS, or any issue of bonds, debentures, preferred or other securities with preference ahead of or convertible into, or otherwise affecting the Common Stock or the rights thereof, or the dissolution or liquidation of FIBS, or any sale or transfer of all or any part of the assets or business of FIBS, or any other act or proceeding, whether of a similar character or otherwise.
     10.9 Termination of Participant for Cause/Violation of Duty or Contractual Obligation. Notwithstanding any other provisions of this Plan, if a Participant (a) is discharged from employment with the Company for cause, (b) is removed as a Director prior to expiration of the Participant’s term in office, (c) breaches any duty owed to the Company; (d) is convicted of a felony, or (e) breaches, defaults under, or violates any contract or agreement with the Company, then except as may be otherwise determined by the Board in its sole discretion, any and all existing unvested Restricted Stock Benefits and Stock Option Benefits held by such Participant shall fully and automatically terminate. As used in this Section 10.9, the term “good cause” means reasonable job-related grounds for dismissal based on a failure to satisfactorily perform job duties, disruption of the employer’s operation, or other legitimate business reason.

SECTION 11
SHAREHOLDER APPROVAL AND FILING WITH SEC
     11.1 Shareholder Approval. FIBS shall submit this Plan for approval and ratification by the shareholders of FIBS at the next regular or special meeting of the shareholders to be held following approval and adoption of this Plan by the Board. The granting and awarding of Benefits under this Plan are neither conditioned upon nor subject to such shareholder approval and ratification unless specifically established otherwise by the Board at the time of approval and adoption of this Plan.
     11.2 SEC Registration. FIBS shall file a Registration Statement on Form S-8 (or any successor registration statement) with the Securities and Exchange Commission in order to register the securities of FIBS now or hereafter subject to and covered by this Plan under the Securities Act of 1933, as amended. Such filing shall be made at such time as FIBS, in consultation with legal counsel, shall deem appropriate in accordance with applicable federal and state securities laws.
SECTION 12
MISCELLANEOUS PROVISIONS
     12.1 Duration, Amendment and Termination. This Plan shall continue in effect until terminated by the Board. By mutual agreement between FIBS and a Participant under this Plan or under any other present or future plan of FIBS, Benefits may be granted to a Participant in substitution and exchange for, and in cancellation of, any prior Benefits previously awarded to a Participant under this Plan or any other present or future plan of FIBS. The Board may amend this Plan from time to time or terminate this Plan at any time, subject to any requirement of shareholder approval required by applicable law, regulation, or rule. No action authorized by this Section 12.1 shall reduce the amount of any outstanding Benefits or adversely change the terms or conditions thereof without the affected Participant’s consent.
     12.2 Gender and Number. Except when otherwise indicated by the context, any masculine terminology used in this Plan also shall include the feminine gender, and the definition of any term herein in the singular also shall include the plural, and vice versa.
     12.3 Headings. The headings used herein are for convenience only, and shall not be construed as a part of this Agreement or as a limitation on the scope of the particular paragraphs to which they refer.
     12.4 Governing Law. This Plan and actions taken in connection herewith shall be governed and construed in accordance with the laws of the State of Montana, regardless of the law that might otherwise govern under applicable Montana conflict of laws principles.
     12.5 Severability. In the event that any term or provision of this Agreement shall be finally determined to be superseded, invalid, illegal or otherwise unenforceable pursuant to applicable law by a governmental authority having jurisdiction, that determination shall not impair or otherwise affect the validity, legality or enforceability, to the maximum extent permissible by law, of the remaining terms and provisions of this Agreement, which shall be enforced as if the unenforceable term or provision were deleted.
     12.6 Inconsistency. If there is any inconsistency between an agreement issued pursuant to this Plan and the Plan, the terms and provisions of the Plan shall prevail.
     12.7 Effective Date of Plan. This Plan shall be effective on the date the Plan is approved and ratified by the shareholders of FIBS at a duly convened meeting, following approval by the Board.

CERTIFICATION
     The undersigned duly elected and acting Secretary of First Interstate BancSystem, Inc. (“FIBS”) hereby certifies that the foregoing 2006 Equity Compensation Plan (“Plan”) was duly approved and adopted by the Board of Directors of FIBS on January 26, 2006, subject to approval and ratification by the shareholders of FIBS pursuant to which the effective date of the Plan shall be the date of such shareholder approval and ratification. The Plan was duly approved and ratified by vote of the shareholders of FIBS at a duly called and convened meeting held on May 5, 2006.

/s/ CAROL STEPHENS DONALDSON Carol Stephens Donaldson, Secretary

EXHIBIT A
TERMS AND CONDITIONS OF FIBS
2006___STOCK OPTION BENEFIT
     Section 1. Establishment. First Interstate BancSystem, Inc., a Montana corporation (“FIBS”), hereby establishes a stock option benefit for Directors and Employees of the Company, which shall be known as the “FIRST INTERSTATE BANCSYSTEM, INC. 2006 STOCK OPTION BENEFIT” (hereinafter called the “Stock Option Benefit”). It is intended that the options issued pursuant to this Stock Option Benefit will constitute nonqualified stock options for purposes of the Internal Revenue Code. This Stock Option Benefit (i) is established by FIBS pursuant to the First Interstate BancSystem, Inc. 2006 Equity Compensation Plan (the “Plan”), (ii) shall be subject to the terms and conditions of the Plan, and (iii) shall be subject to amendment, modification and revision from time to time by the Board, in its sole discretion, it being specifically intended that, notwithstanding any provision hereof, the terms and conditions set forth herein shall be interpreted as policies to be followed unless otherwise determined by the Board, and that all such terms and conditions shall not operate to limit or restrict the Board’s plenary power and authority hereunder to make amendments, modifications and revisions hereto from time to time.
     Section 2. Definitions.
2.1	Definitions from Plan. Except as specifically defined herein, all defined terms used herein shall have the definitions set forth in the Plan.

2.2	Date of Exercise. “Date of Exercise” means the date FIBS receives notice from a Participant of the exercise of an Option pursuant to this Stock Option Benefit. Such notice shall state the number of shares of Common Stock the Participant intends to purchase by exercising the Option.

2.3	Extended Option Exercise Period. “Extended Option Exercise Period” is defined in Section 4.5(b).

2.4	Mature Shares. “Mature Shares” means shares of Common Stock which have been owned by the Participant for more than six months and one day.

2.5	Option. “Option” means the right to purchase Common Stock under this Stock Option Benefit at the option price for a specified period of time.

2.6	Option Stock. “Option Stock” means Common Stock purchased pursuant to the exercise of an Option under this Stock Option Benefit.

2.7	Participant. “Participant” means a Director, Officer or Employee of the Company who is designated by the Board to participate in the Stock Option Benefit and who receives an Option as evidence of this participation.
     Section 3. Grant Limit. A Participant who has been granted an Option may, if otherwise eligible, be granted additional Options. Notwithstanding the above, the maximum number of shares of Common Stock that may be subject to Options granted to an individual Participant under the Stock Option Benefit in any calendar year shall not exceed 350,000 shares.

     Section 4. Terms of Options
4.1	Grant of Options. Options may be granted to Participants at any time and from time to time as shall be determined by the Board. The Board shall have complete discretion in determining the number of Options granted to each Participant and the terms of such Options. In making such determinations, the Board may take into account the nature of services rendered or to be rendered by such Participant, the Participant’s present and potential contributions to the Company, and such other factors as the Board in its discretion shall deem relevant.

4.2	Option Agreement. As determined by the Board on the date of grant, each Option shall be evidenced by an Option Agreement that shall state that it is a non-qualified Stock Option, the Option price, the duration of the Option, the number of shares of Common Stock to which the Option pertains, the vesting schedule of the Option, and such other terms and conditions as may be determined from time to time by the Board.

4.3	Option Price. No Option granted pursuant to this Stock Option Benefit shall have an Option price that is less than the Fair Market Value of Common Stock on the date the Option is granted, unless otherwise approved by the Board.

4.4	Duration of Options. Each Option shall expire at such time as the Board shall determine at the time of its grant, provided however that no Option shall be exercisable later than the tenth (10th) anniversary date of the date of its grant, subject to the terms of Section 7.2 below.

4.5	Exercise Period.

(a)	Options granted under this Stock Option Benefit shall be exercisable at such times and shall be subject to such restrictions and conditions as the Board shall in each instance approve, which need not be the same for all Participants.

(b)	The vested portion of Options held by non-Director Participants who satisfy all of the following conditions may be exercised over a period of three (3) years, but not beyond the stated termination date of the Option (the “Extended Option Exercise Period”):
(i)	the Participant’s employment by the Company has terminated due to retirement or resignation;

(ii)	the total of the age of the Participant and the “time in service” of the Participant must total at least 70 at the time of the first exercise of the Option; “time in service” is defined as that period of time, which need not be continuous, during which the Participant has been employed by the Company or for which the Participant has been given credit by the Committee; and

(iii)	during the Extended Option Exercise Period, the Participant is not employed by a person or entity, other than the Company, which is engaged in the business of banking, financial services, securities or insurance brokerage, or other business conducted by the Company.

The Extended Option Exercise Period begins on the date of the Participant’s retirement or resignation from employment with the Company.
(c)	The provisions of Section 7 shall govern the time period for exercise of the vested portion of an Option where the Participant’s relationship with the Company has terminated.

(d)	If the Company determines that a Participant has engaged in Competition with the Company, which determination by the Company shall be final and conclusive, the Participant must exercise the vested portion of the Option, if at all, within thirty (30) days after written notice from the Company to the Participant. “Competition” means that a Participant has become an officer, director, shareholder, member, partner, employee, or independent contractor of, or has established any other relationship with, a Competitor of the Company. “Competitor” means a bank, credit union, savings bank, stock brokerage firm, insurance company or producer, trust services provider, mortgage lender or broker, credit provider, escrow services provider, data technology services provider, banking item processing service provider, or any other business providing goods or services provided by the Company or any of its subsidiaries or affiliates now or at any time in the future relevant to any provisions of this Agreement in any market area served by the Company or any of its subsidiaries or affiliates or in which the Company or any of its subsidiaries or affiliates is soliciting business.

4.6	Payment. Upon exercise of any Option, the Option price shall be payable to the Company in full either: (i) in cash or its equivalent, (ii) by tendering Mature Shares having a Fair Market Value at the time of exercise equal to the Option price, (iii) by any combination of (i) and/or (ii), or (iv) by any other method acceptable to the Board in its discretion. The proceeds from exercise of an Option shall be added to the general funds of FIBS and shall be used for its corporate purposes.
     Section 5. Exercise of Option.
5.1	Written Notice. An Option may be exercised by written notice to FIBS, in the form and manner prescribed by the Board, given by (i) the Participant, (ii) the Participant’s guardian or conservator if one has been appointed for the Participant, (iii) the Participant’s personal representative if the Participant is deceased, or (iv) a transferee authorized by the terms of Section 8. Full payment for the Option Stock to be purchased pursuant to exercise of the Option must accompany the written notice.

5.2	Issuance of Stock Certificates. As soon as practicable after (i) the receipt of written notice of exercise of an Option, (ii) payment for the Option Stock being purchased, including any payment required under Section 5.3, (iii) execution of the Shareholder’s Agreement referred to in Section 6.1, and (iv) satisfaction of any other conditions adopted by the Board, FIBS shall, without stock issue or transfer taxes, deliver to the Participant a stock certificate for the number of shares of Option Stock purchased by exercise of the Option.

5.3.	Tax Withholding. Whenever shares of Common Stock are to be issued in satisfaction of Options exercised under this Plan, FIBS shall have the power to require the recipient of the Common Stock to pay to FIBS an amount sufficient to satisfy FIBS’s minimum statutorily required federal, state, and local withholding tax requirements, as determined by FIBS. The Committee, at its option, may allow the recipient of the Common Stock to tender Mature Shares and/or Option Stock to FIBS in payment of FIBS’s minimum withholding tax requirements of this Section 5.3.
     Section 6. Restrictions on Stock Transferability.
6.1	Shareholder Agreement. The issuance of Option Stock is expressly conditioned upon execution by the Participant receiving the Option Stock of the applicable Shareholder’s Agreement then in use by FIBS, restricting the sale, transfer or encumbrance of the Option Stock.

6.2	Holding Period. Option Stock may not be sold or transferred to FIBS or any other person or entity for a period of six (6) months and one day following acquisition of the Option Stock by a Participant. This restriction shall attach to the Option Stock when issued.

6.3	Other Restrictions. The Board may impose such other restrictions on any Option Stock as it may deem advisable including, without limitation, restrictions under applicable blue sky and federal securities laws.
     Section 7. Termination of Relationship with Company.
7.1	Non-Director Participants.
7.1.1 Termination of Employment Due to Death. If the employment of a non-Director Participant with the Company terminates by reason of death, the duly appointed personal representative of the estate of such Participant shall have one hundred eighty (180) days after the date of death of such Participant in which to exercise all vested portions of all Options held by such Participant regardless of whether the Options would otherwise expire prior to the end of the 180-day period and regardless of whether the Options are not otherwise exercisable within that 180-day period, provided however, that if such Participant, as of the date of death, is eligible for the Extended Option Exercise Period set forth in Section 4.5(b) above (for purposes of determining eligibility, such Participant’s death shall be deemed to satisfy the condition stated in Section 4.5(b)(i) above), the personal representative of such deceased Participant’s estate may exercise those portions of such Participant’s Options which are vested at the date of such Participant’s death over the Extended Option Exercise Period. Any Options of such deceased Participant which are not exercised within the period stated in the preceding sentence shall expire and terminate.
7.1.2 Termination of Employment Other Than for Death. If the employment of a non-Director Participant with the Company is terminated for any reason other than death, including but not limited to retirement, resignation or discharge, all vested portions of Options of the terminated non-Director Participant shall be exercisable at any time prior to the expiration date of each Option or within ninety (90) days after the date of termination of employment, whichever period is shorter, except as provided in Section 4.5(b) above. Any Options of the terminated non-Director Participant which are not exercised within the period stated in the preceding sentence shall expire and terminate.

7.1.3 Transfer or Leave of Absence. For purposes of Section 7.1.2 above, neither of the following shall be deemed a termination of the employment of a non-Director Participant:
(a)	A transfer of a non-Director Participant from FIBS to a Subsidiary or vice versa, or from one Subsidiary to another Subsidiary, or

(b)	A leave of absence duly authorized by the Company.
7.2	Director Participants. If a Director Participant’s status as a director of FIBS terminates by reason of death, resignation, or removal, all Options held by such Participant must be exercised, if at all, within one hundred eighty (180) days after the date of the Participant’s death or the date of the resignation or removal of the Participant as a director of FIBS, as applicable, regardless of whether the Options would otherwise expire prior to the end of the 180-day period and regardless of whether the Options are not otherwise exercisable within that 180-day period. Any Options of the Participant which are not exercised within the period stated in the preceding sentence shall expire and terminate.
     Section 8. Transferability of Options. An Option shall not be transferred except by will or by the laws of descent and distribution. Notwithstanding the above, the Board may, in its sole discretion, permit the transfer, whether gratuitous or for consideration, of some or all of the Participant’s rights to an Option in connection with certain personal and estate tax planning transactions of the Participant that are approved by the Board. Transfer may be conditioned on the Participant’s execution of an indemnification agreement with FIBS in a form and manner prescribed by the Board for all claims arising in connection with the transfer, or on any other condition prescribed by the Board. No Option shall be subject to execution, attachment, or similar process.

EXHIBIT B
TERMS AND CONDITIONS OF ADDITIONAL BENEFITS
[Add whenever additional Benefits are created or awarded by the Board.]

EXHIBIT C
FORM OF SHAREHOLDERS’ AGREEMENT
SHAREHOLDER’S AGREEMENT
     THIS AGREEMENT is made this                      day of                     , 2___, by and between                     , herein referred to as “Shareholder”, and FIRST INTERSTATE BANCSYSTEM, INC., a Montana corporation, 401 North 31st Street, Billings, Montana 59101, herein referred to as the “Corporation”.
RECITALS:
     A. Shareholder owns capital stock of the Corporation, which together with any additional stock hereafter acquired by Shareholder, except for stock acquired from the Savings Plan (as defined herein) is referred to herein as the “Stock”.
     B. The Corporation desires to restrict the issuance and holding of its corporate stock to officers, directors, including advisory directors and any other classification or designation of directors hereafter made by the Corporation, and employees of the Corporation or any of its subsidiaries, and to fiduciaries for the benefit of any such persons, to charities, and to such other persons as the Corporation may permit.
     C. The Corporation and Shareholder make this Agreement to set forth the restrictions on the Stock.
     NOW, THEREFORE, in consideration of the above facts and the Shareholder’s and the Corporation’s mutual promises herein, the Shareholder and the Corporation agree as follows:
     1. Definitions. The following definitions shall apply to this Agreement:
(a)	“Call Right” means the call right of the Corporation described in paragraph 4.2.

(b)	“Charity” is defined in paragraph 3.

(c)	“Code” is defined in paragraph 3.

(d)	“Competitor” means a bank, credit union, savings bank, stock brokerage firm, insurance company or producer, trust services provider, mortgage lender or broker, credit provider, escrow services provider, data technology services provider, banking item processing service provider, or any other business providing goods or services provided by the Corporation or any of its subsidiaries or affiliates now or at any time in the future relevant to any provisions of this Agreement in any market area served by the Corporation or any of its subsidiaries or affiliates or in which the Corporation or any of its subsidiaries or affiliates is soliciting business.

(e)	“Corporation” is defined in the opening paragraph of this Agreement.

(f)	“Fair Market Value” is defined in paragraph 9.1.

(g)	“Purchase Right” means the Right of First Refusal or the Call Right.

(h)	“Right of First Refusal” is defined in paragraph 4.1.

(i)	“Savings Plan” means the Savings and Profit Sharing Plan For Employees of First Interstate BancSystem, Inc., as amended from time to time.

(j)	“Shareholder’s Relationship with the Corporation” means any employment or other service relationship of the Shareholder with the Corporation or any of its subsidiaries or affiliates including but not limited to being an employee, member, partner, officer, director, advisory director, and any other classification or designation of officers or directors hereafter made by the Corporation or any of its subsidiaries or affiliates.

(k)	“Stock” is defined in Recital paragraph A.

(l)	“Termination” means the end of a Shareholder’s Relationship with the Corporation or any of its subsidiaries or affiliates whether by resignation, death, termination, or otherwise.
     2. Restriction on Transfer or Pledge of Stock. Except as otherwise provided in this Agreement or as agreed upon in writing by the Shareholder and the Corporation, Shareholder shall not transfer or permit to be transferred, whether voluntarily, involuntarily or by operation of law, resulting from death or otherwise, any or all of the Stock, and any attempted transfer in violation of this Agreement shall be void. Shareholder shall not encumber or use any Stock as security for a loan, except upon the written consent of the Corporation and subject to the Corporation’s rights herein. Under no circumstances, including but not limited to the provisions of paragraphs 3 and 4.1 below, may a Shareholder who has acquired Stock under any stock option plan now existing or hereafter adopted by the Corporation transfer, attempt to transfer, or permit the transfer of any of the Stock so acquired for a period of six (6) months following the date of acquisition of such Stock. The certificate for the Stock shall contain the restrictive legends provided in this Agreement, unless otherwise agreed in writing by the Corporation.
     3. Transfer of Stock to Charity. A Shareholder may transfer Stock to any organization described in Section 170(b)(1)(A) of the Internal Revenue Code of 1986, as now or hereafter amended (the “Code”), a gift to which qualifies as a charitable deduction under Sections 170(c), 2055(a), or 2522(a) of the Code (a “Charity”). Stock transferred to a Charity shall be subject to the terms of this Agreement, except for the provisions of paragraph 4.2.1, and the Charity shall be included in the definition of “Shareholder” herein. The certificate issued to the Charity for the Stock shall contain the restrictive legends required by this Agreement.
     4. Corporation Stock Purchase Rights.
     4.1 Right of First Refusal. If Shareholder desires to sell or transfer any Stock, Shareholder shall give written notice of such desire to the Corporation in the form of Exhibit A attached hereto. If other than by reason of Shareholder’s death, any of Shareholder’s Stock is transferred by operation of law to any person other than the Corporation (such as, but not limited to, Shareholder’s trustee in bankruptcy, a purchaser at any execution sale, or the guardian or conservator of Shareholder), Shareholder or Shareholder’s guardian or conservator, as the case may be, shall immediately give written notice to the Corporation of the transfer. Unless the proposed sale or transfer of stock is agreed upon in writing between the Corporation and Shareholder pursuant to paragraph 2, then within one hundred ninety (190) days after the Corporation’s receipt of any notice referred to in this paragraph, the Corporation may exercise its right to purchase all but not less than all of the Stock desired to be sold or transferred by

Shareholder or involuntarily transferred (the “Right of First Refusal), upon the terms set forth in this Agreement.
     4.2 Call Right.
     4.2.1 Call Right on Termination of Relationship. Upon Termination of Shareholder’s Relationship with the Corporation, the Corporation shall have the right, but not the obligation, to purchase all or any portion of Shareholder’s Stock (the “Call Right”) on or after that date which is four (4) years after the date of Termination, on the terms set forth in this Agreement, subject to the following qualifications:
(i)	If Shareholder becomes an officer, director, shareholder, member, partner, employee, or independent contractor of, or establishes any other relationship with, a Competitor of the Corporation, as determined by the Corporation, which determination shall be conclusive and irrefutable, then the Call Right shall be accelerated and the Corporation may exercise its Call Right at any time thereafter;

(ii)	If Shareholder owns less than 1,000 shares of stock, then the Corporation may exercise its Call Right at any time after one year following Termination of Shareholder’s Relationship with the Corporation;

(iii)	If Shareholder’s service as an employee, officer, or director of the Corporation or any of its subsidiaries or affiliates ends and Shareholder at any time thereafter becomes an advisory director of the Corporation or any of its subsidiaries or affiliates, the Corporation may, at its option, exercise its Call Right as to any or all of Shareholder’s Stock over and above 5,000 shares at any time after four years following the date on which Shareholder becomes an advisory director. When Shareholder’s service as an advisory director ends, the Corporation may exercise its Call Right as to any or all of Shareholder’s Stock at any time after four years following termination.
     4.2.2 Call Right on Permitted Stock Transfers. If any Stock is transferred by the Shareholder to a Charity or any other person or party with the written consent of the Corporation, the Corporation shall have the right to exercise its Call Right for such Stock at any time after such transfer.
     4.2.3 General Call Right. In all circumstances other than those addressed in paragraphs 4.2.1 and 4.2.2 above, the Corporation shall have the right to exercise its Call Right for the Stock at any time.
     4.2.4 Call Right Following Death of Shareholder. Upon Shareholder’s death, the personal representative of the Shareholder’s estate may distribute the Stock to the Shareholder’s beneficiaries subject to all terms and provisions of this Agreement, including but not limited to the Right of First Refusal and the Call Right. Each beneficiary of the deceased Shareholder who receives Stock shall be included in the definition of “Shareholder” herein. If a Termination of the Shareholder’s Relationship with the Corporation has occurred prior to the Shareholder’s death so that the Call Right time period has begun to run under paragraph 4.2.1., the time period shall continue to run and shall not start anew because of the Shareholder’s death, provided however, that the Call Right may not be exercised by the Corporation prior to one year after the date of Shareholder’s death. Shareholder, by signing this Agreement, directs Shareholder’s personal representative to open Shareholder’s estate promptly in the court of proper jurisdiction, to notify the Corporation in writing of the opening of the estate, to provide the Corporation information concerning the proposed distribution of Stock through the estate, and to cooperate with the Corporation to effectuate the terms and provisions of this Agreement.
     5. Acquisition of Additional Stock. If Shareholder acquires additional Stock, whether through the exercise of stock options or otherwise during the term of this Agreement, the Corporation shall have all rights set forth in this Agreement with regard to such additional Stock, including but not limited to the Call Right and Right of First Refusal set forth in paragraph 4. If a Termination of the Shareholder’s Relationship with the Corporation has occurred prior to the Shareholder’s acquisition of additional Stock so that the Call Right period has begun to run under paragraph 4.2.1, the Call Right time period shall continue to run and shall include the additional Stock, and shall not start anew with respect to the additional Stock.
     6. Capital Adjustments to Stock. If there is any change in the Stock by reason of a stock dividend or split, reorganization, recapitalization, reclassification, merger, consolidation, combination, or exchange of shares or other similar corporate change, the aggregate number of shares of Stock referred to in any provision of this Agreement shall be appropriately adjusted by the Corporation, whose determination shall be conclusive, provided, however, that fractional shares shall be rounded up to the nearest whole share. No adjustment shall be made in connection with the issuance by the Corporation of any warrants, rights, or options to acquire additional shares of corporate stock or of securities convertible into corporate stock.
     7. Exercise of Purchase Right. The Corporation shall exercise any Purchase Right granted in this Agreement by delivering written notice of its exercise of the Purchase Right, within any time period required hereunder, to the Shareholder, or to the personal representative of Shareholder’s estate if the Shareholder is deceased.
     8. Effect of Consent to Transfer Stock or Non-Exercise of Right of First Refusal. If the Corporation consents in writing to Shareholder’s transfer of any or all of the Stock and/or if the Corporation waives or fails to exercise its Right of First Refusal on any or all of the Stock, then the Stock may be transferred subject to the terms, conditions, and limitations of this Agreement (except for the provisions of paragraph 4.2.1, which shall be inapplicable), and the transferee shall be included in the definition of “Shareholder” herein.
     9. Purchase Price for Shares.
     9.1 Determination of Purchase Price. The purchase price for each share of Stock purchased pursuant to any Purchase Right granted in this Agreement shall be the Fair Market Value of the Stock . “Fair Market Value” means, as of any date, the value of a share of Stock determined as follows:
(i)	If the Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and the low asked prices for the Stock on the last market trading day prior to the date of determination; or

(ii)	In the absence of an established market for the Stock, its Fair Market Value shall be determined in good faith by the Corporation’s board of directors which may, in its sole discretion, utilize an independent third party to assist with the determination of the Fair Market Value of the Stock, which may take the form of a periodic appraisal of the Fair Market Value of a share of Stock valued as a minority interest.
     9.2 Payment of the Purchase Price. The purchase price for Stock to be purchased by the Corporation pursuant to this Agreement shall be paid in cash at the closing of the purchase of the Stock. The Corporation may, at its option, withhold any amount for which the Shareholder is obligated to the Corporation or its subsidiaries from the amount of the purchase price payable to Shareholder and apply said amount to such obligation.
     10. The Closing.
     10.1 Time and Place. Unless otherwise agreed by the parties, the closing of the sale and purchase of Stock, as provided in this Agreement, shall take place at the general offices of the Corporation within thirty (30) days after the Corporation’s exercise of any Purchase Right.
     10.2 Documents. At the closing of the sale and purchase of the Stock, the Corporation and the Shareholder or other party having an interest in the Stock being purchased hereunder shall execute and immediately deliver to each other the various documents which shall be required to carry out their undertakings hereunder, including but not limited to the payment of cash and the assignment and delivery of stock certificates free and clear of all taxes, debts, claims, judgments, liens or encumbrances whatsoever.
     11. Legends on Certificates. Certificates representing the Stock shall bear such legends as may be required by the securities laws of the United States and any applicable state, and the following legend reciting the existence of this Agreement and restrictions on transfer of the Stock:
The sale, transfer or encumbrance of the shares of stock represented by this certificate is subject to an agreement to restrict transfer or acquisition of the shares. A copy of the agreement is on file in the office of the secretary of the Corporation. Any transfer or acquisition in violation of the agreement is null and void.
     12. Reissued Stock. The Corporation shall have the right to substitute or reissue stock in exchange for the Stock in the event of a stock split, merger, consolidation, name change, sale, spin off, share exchange, or other corporate reorganization. Substituted or reissued stock shall be subject to the terms of this Agreement.
     13. Term of Agreement. This Agreement shall be effective so long as Shareholder owns any Stock or holds any option or other right to acquire any Stock of the Corporation, and this Agreement shall bind all Stock now owned or hereafter acquired by Shareholder.
     14. Termination.
     14.1 Events Causing Termination. This Agreement and all restrictions on Stock created hereby shall be effective as of the date hereof and shall terminate on: (a) expiration of the term of this Agreement, (b) the occurrence of the bankruptcy, receivership or dissolution of the Corporation, (c) the public trading of the Stock, or (d) the execution of a written instrument by the Corporation and the party or parties who then own Stock subject to this Agreement which terminates the same.
     14.2 Survival of Rights and Remedies. The termination of this Agreement for any reason shall not affect any right or remedy existing hereunder prior to the effective date of termination hereof.
     15. Remedies. The parties agree that they will not have an adequate remedy at law for the breach of this Agreement because, among other reasons, the Stock cannot readily be purchased or sold on the open market. The parties shall have available for any breach of this Agreement the remedies of specific performance and injunctive relief, together with all other remedies at law or in equity. No waiver of or forbearance to enforce any right or provision hereof shall be binding unless in writing and signed by the party to be bound, and no such waiver or forbearance in any instance shall apply to any other instance or any other right or provision.
     16. Modification or Termination. This Agreement may not be modified or terminated orally, and no modification, termination, or amendment shall be valid unless in writing signed by all parties hereto.
     17. Governing Law. This Agreement shall be governed for all purposes by the laws of the State of Montana.
     18. Severability. Each term and provision of this Agreement is intended to be enforced to the maximum extent permitted by applicable law. If any term or provision of this Agreement or the applicability thereof to any person or circumstances shall to any extent be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and shall continue in full force and effect.
     19. Stock Held In Savings Plan. This Agreement does not apply to or restrict stock of the Corporation held in the Savings Plan of the Corporation.
     20. Notices. All notices provided for by this Agreement shall be made in writing and shall be given either: (1) by actual delivery of the notice to the party entitled thereto; or (2) by mailing the notice in the U.S. mails, certified mail, return receipt requested to the last known address of the party entitled thereto. The notice shall be deemed to be received in case (1) on the date of its actual receipt by a party and in case (2) on the date of its mailing.
     21. Binding Effect. This Agreement is binding upon and inures to the benefit of the Corporation and the Shareholder and their respective heirs, legal representatives, successors and assigns.
     22. Time. Time shall be of the essence of this Agreement.
     23. Headings. The headings used herein are for convenience only, and shall not be construed as a part of this Agreement or as a limitation on the scope of the particular paragraphs to which they refer.
     24. Entire Agreement. This Agreement contains the entire agreement and understanding of the parties, and supersedes any and all prior negotiations, understandings, and agreements.
     IN WITNESS WHEREOF, the parties have executed this Agreement on the date set forth on page 1.

FIRST INTERSTATE BANCSYSTEM, INC.

By

Its:	EVP and Chief Financial Officer
“Corporation"

“Shareholder"

EXHIBIT A
NOTICE

To:	First Interstate BancSystem, Inc.
401 North 31st Street
Billings, MT 59101
Pursuant to the Shareholder’s Agreement between the undersigned Shareholder and First Interstate BancSystem, Inc. (“Corporation”), the undersigned hereby gives notice of Shareholder’s desire to sell or transfer ___ shares of Corporation common stock to _______________.